FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                              For January 29, 2003

                       Commission File Number: 000-22828

                             MILLICOM INTERNATIONAL
                                 CELLULAR S.A.
                               75 Route de Longwy
                            Box 23, L-8080 Bertrange
                           Grand-Duchy of Luxembourg
                -----------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F  X                           Form 40-F
                     ---                                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                              No  X
                     ---                             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                               INDEX TO EXHIBITS

Item

1.
- Press release dated January 29, 2003

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                      MILLICOM INTERNATIONAL CELLULAR S.A.
                                  (Registrant)



Date: February 3, 2003                   By: /s/ John Ratcliffe
                                            ---------------------------------
                                            Name:  John Ratcliffe
                                            Title: Chief Financial Controller

                                                                          Item 1


                                     [MIC]

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                                           FOR IMMEDIATE RELEASE

                                                                January 29, 2003

                                EGM NOTIFICATION

New York, London and Luxembourg - January 29, 2003 - Millicom International Cellular S.A ("Millicom") (Nasdaq: MICC) today gives notice that an extraordinary general meeting of shareholders of MILLICOM INTERNATIONAL CELLULAR S.A. will be held at the registered office of the Company in Bertrange, Grand-Duchy of Luxembourg, on February 17, 2003 at 11.00 a.m. to consider and vote on the following agenda:

1 To ratify the cooptation of Mr John Vigo Carlund as a Director of the Company.

2 To receive a Report from the Board of Directors concerning the proposal to effect a reverse stock split of the issued shares of the Company and to renew for a further period of five years the permission and authority given by the Articles of Association to the Board of Directors to increase the issued share capital within the limits of the Company's authorised share capital.

3 To approve a reverse stock split of the issued shares of the Company by exchanging three existing shares of a par value of USD 2 each into one new share with a par value of USD 6.- and consequently to exchange all of 71,124,729 shares with a par value of USD 2 each against 23,708,243 new shares with a par value of USD 6, the issued share capital of USD 142,249,458 remaining unaffected and to grant all necessary powers to the Board of Directors to implement such exchange.

4 In case the shareholders approve the reverse stock split, to set the authorised share capital at USD 199,999,800 represented by 33,333,300 shares with a par value of USD 6 each and to renew for a period of five years the permission and authority given by the Articles of Association to the Board of Directors to increase the issued share capital within the limits of the Company's authorised share capital being the restated authorised share capital of USD 199,999,800 represented by 33,333,300 shares with a par value of USD 6 each for a period of five years as provided by the Articles of Association of the Company and more in particular to permit the issue by the Board of Directors of new shares by means of conversion of any existing or newly issued convertible debt instruments or securities into new shares and by adapting the Articles of Association of the Company accordingly. Alternatively, to renew for a period of five years the permission and authority given by the Articles of Association to the Board of Directors to increase the issued share capital within the current limits of the Company's authorised share capital namely to increase the share capital up to USD 200,000,000 represented by 100,000,000 shares with a par value of USD 2 each for a period of five years as provided by the Articles of Association of the Company and more in particular to permit the issue by the Board of Directors of new shares by means of conversion of any existing or newly issued convertible debt instruments or securities into new shares and by adapting the Articles of Association of the Company accordingly.

All shareholders on record are entitled to attend and vote at the meeting. In order to participate at the extraordinary general meeting shareholders are invited to register their intention to so do by mail to Mrs Veronique Mathieu, Millicom International Cellular SA, 75, route de Longwy, L- 8080 Bertrange, Tel:
+ 352 27 759 287, Fax: + 352 27 759 359 no later than Thursday, February 13, 2003 at 5:00 p.m.

Proxy forms for shareholders unable to attend the meeting in person are available upon request during normal office hours at the registered office of the Company and from the New York Registrar of the Company. Proxy forms duly completed should be sent to the registered office of the Company to arrive no later than February 13, 2003 at 5:00 p.m.

CONTACTS:

Marc Beuls Telephone:                                            +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Jim Millstein Telephone:                                         +1 212 632 6000
Lazard, New York

Peter Warner Telephone:                                         +44 20 7588 2721
Daniel Bordessa
Cyrus Kapadia
Lazard, London

Andrew Best Telephone:                                          +44 20 7321 5022
Shared Value Ltd, London

Visit Millicom's homepage at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 17 cellular operations and licenses in 16 countries. Millicom's cellular operations have a combined population under license (excluding Tele2) of approximately 369 million people. In addition, Millicom provides high-speed wireless data services in seven countries. Millicom also has a 6.8% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to over 16 million customers in 21 countries. Millicom's shares are traded on the Nasdaq Stock Market under the symbol MICC.

This press release may contain certain "forward-looking statements" with respect to Millicom's expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information.
It is important to note that Millicom's actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom's most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A, any Millicom International Cellular S.A members or persons acting on Millicom's behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

Lazard is acting for Millicom International Cellular S.A. in connection with the exchange offer and consent solicitation and no-one else and will not be responsible to anyone other than Millicom International Cellular S.A. for providing the protections offered to clients of Lazard nor for providing advice in relation to the exchange offer or consent solicitation.
providing the protections offered to clients of Lazard nor for providing advice in relation to the exchange offer or consent solicitation.